Exhibit 99.4

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 14475 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF NIO Inc. (Continued and to be signed on the reverse side) 1.1 ADD YOUR EMAIL ADDRESS ONLINE Add your email address to your online account to enroll in eConsent and receive future materials electronically. For first time users setting up an account: • Visit equiniti.com/us/ast-access. • Under Individuals click on LOGIN. A new screen will appear. • Under Shareholder Central click First Time Registration. • Follow the instructions provided to set up your account which will include providing your e-mail address. • Once your account has been set up click on your username at the top right of the screen. From the drop down select My profile which opens another window. • In the box labeled Document Delivery select the option Enroll in e-Delivery of Documents. • Finally, click the Submit button. Any future proxy materials will be sent to the primary email address on the account, should they be available. For existing users updating your account: • Visit equiniti.com/us/ast-access. • Under Individuals click on LOGIN. A new screen will appear. • Under Shareholder Central click LOGIN. Enter your username and password. • Click on your username at the top right of the screen. From the drop down select My profile which opens another window. • In the box labeled Document Delivery select the option Enroll in e-Delivery of Documents. • Finally, click the Submit button. Any future proxy materials will be sent to the primary email address on the account, should they be available. Alternatively, you can provide your email address in the section on the reverse entitled Electronic Shareholder Communications.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF NIO Inc. June 24, 2026 Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 A.M. Eastern Time on June 10, 2026. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE RESOLUTIONS. Resolutions presented for consideration by the Annual General Meeting of Shareholders on June 24, 2026. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. ------------------ ---------------- 00030030000000000000 1 062426 1 As an ordinary resolution: to re-elect Mr. Hai Wu as an independent director of the Company. 2. As an ordinary resolution: to appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company to hold office until the conclu-sion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026. FOR AGAINST ABSTAIN